     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 1999
                                                      REGISTRATION NO. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                                 MARINEMAX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                             5551                     59-3496957
       (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)

                         18167 U.S. 19 North, Suite 499
                           Clearwater, Florida 33764
                                 (727) 531-1700
         (Address, including Zip Code, and Telephone Number, including
            Area Code, of Registrant's Principal Executive Offices)

                             -----------------------

                             WILLIAM H. MCGILL JR.,
                              CHAIRMAN OF THE BOARD
                         18167 U.S. 19 NORTH, SUITE 499
                            CLEARWATER, FLORIDA 33764
                                 (727) 531-1700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             -----------------------

                                   Copies to:
                              ROBERT S. KANT, ESQ.
                              JEAN E. HARRIS, ESQ.
                              SCOTT K. WEISS, ESQ.
                               ONE EAST CAMELBACK
                           PHOENIX, ARIZONA 85012-1656
                                 (602) 263-2400

                             -----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practical after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------

                         CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE      AGGREGATE OFFERING     PROPOSED MAXIMUM AGGREGATE        AMOUNT OF
               BE REGISTERED                REGISTERED       PRICE PER SHARE(1)         OFFERING PRICE (1)       REGISTRATION FEE(1)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock, $0.001 par value.........    400,000 shares      $10.625                  $4,250,000                  $1,181.50
====================================================================================================================================


          (1) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o).

                             -----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                   SUBJECT TO COMPLETION DATED AUGUST 24, 1999

                                 400,000 SHARES


                                 MARINEMAX, INC.


                                  COMMON STOCK

         We are offering customers the opportunity to acquire shares of our common stock under our stock incentive program. Under this program, each customer that purchases a boat from one of our dealers may be eligible to receive a coupon entitling the customer to receive shares of our common stock. Our representatives will determine the terms of each coupon issued including the products covered under the stock incentive program and the value of common stock to be received upon redemption of each coupon. The terms of each coupon issued will appear on the face of the coupon. Customers may redeem the coupons through a designated stock brokerage firm who will act as our agent in purchasing shares pursuant to the stock incentive program. The stock brokerage firm will purchase our common stock in the open market and place the shares in the customers' accounts. We will fund the open market purchases by the stock brokerage firm. Our board of directors has authorized the purchase of $5.0 million of our common stock on the open market under the stock incentive program. We will not receive any of the proceeds from the stock incentive program.

         Our common stock is traded on the New York Stock Exchange under the symbol "HZO." On August 23, 1999, the last sale price of our common stock as reported on the New York Stock Exchange was $10.56 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




               The date of this prospectus is ____________, 1999.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PROSPECTUS SUMMARY

         The following summary does not contain all information that may be important to prospective investors. Prospective investors should review this entire prospectus before deciding to acquire shares of our common stock. Unless the context otherwise requires, all references to "MarineMax" mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers, including their related real estate companies, and all references to the "Company," "we," "us," and "our," mean, as a combined company, MarineMax, Inc. and the 14 recreational boat dealers and two boat brokerage operations we have acquired to date. Each of these acquired dealers operates as a wholly owned operating subsidiary of MarineMax, Inc.

                                   THE COMPANY

         We are the largest recreational boat dealer in the United States. Through 47 retail locations in Arizona, California, Florida, Delaware, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, and Texas, we sell new and used recreational boats, including pleasure boats, such as sport boats, sport cruisers, sport yachts, and yachts, and fishing boats with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat financing, insurance, and extended service contracts; provide repair and maintenance services; and offer boat brokerage services.

         We are the nation's largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick Corporation, which is the world's largest manufacturer of recreational boats. Sales of new Brunswick boats accounted for 88% of our new boat sales in fiscal 1998, which we believe represented approximately 25% of all new Sea Ray boat sales and approximately 6% of all Brunswick marine product sales during that period. Each of our operating subsidiaries is a party to a 10-year dealer agreement with Brunswick covering Sea Ray products and is the exclusive dealer of Sea Ray boats in its geographic market.

         We commenced operations as a combined company as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers and have acquired nine additional previously independent recreational boat dealers and two boat brokerage operations since that time. We are capitalizing on the experience and success of each of the acquired dealers in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. While the average new boat retailer generates less than $3.0 million in annual sales, our retail locations, which operated at least 12 months, averaged $11.2 million in annual sales in fiscal 1998. As a result of our emphasis on premium brand boats, our average selling price for a new boat in fiscal 1998 was approximately $39,500 compared to the estimated industry average selling price of approximately $14,000. For the fiscal year ended September 30, 1998, we had revenue of approximately $291.2 million, pro forma operating income of approximately $23.1 million, before deducting the $15.0 million non-recurring Brunswick settlement, and pro forma net income, before the Brunswick settlement, of approximately $12.6 million. Our same-store sales increased by approximately 18% in fiscal 1998 and has averaged 17% for the last five years.

         We are adopting the best practices of our acquired dealers as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution. We believe that our full range of services, two years of free maintenance, which we call "MarineMax Care," MarineMax Value-Price sales approach, prime retail locations, extensive facilities, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

         The recreational boating industry generated approximately $19.1 billion in retail sales in 1998, including sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, and trailers accounted for approximately $10.0 billion of these sales in 1998. We estimate that the boat retailing industry includes more than 4,000 boat retailers, most of which are small retailers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers, particularly during a period of stagnant industry growth. We also believe that many dealers lack an exit strategy for their owners.

         We maintain our executive offices at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998.

STRATEGY

         Our goal is to enhance our position as the nation's leading retailer of recreational boats. Key elements of our operating and growth strategies include the following:

         - emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience beginning with the negotiation-free purchase process, two years of free maintenance, and premier facilities,

         - implementing the "best practices" of each of our acquired dealers as appropriate throughout our dealerships,

         - achieving operating efficiencies and synergies among our dealerships to enhance internal growth and profitability,

         - operating with a decentralized approach to the operational management of our dealerships,

         -        utilizing technology throughout operations,

         - opening additional retail facilities in our existing and new territories,

         - offering additional product lines and services throughout our dealerships, and

         - pursuing strategic acquisitions to capitalize upon the significant consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and improving their performance and profitability through the implementation of our operating strategies.

DEVELOPMENT OF THE COMPANY; ACQUISITIONS

         MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until its acquisition of five independent recreational boat dealers on March 1, 1998. We acquired a sixth recreational boat dealer on April 30, 1998. Since our initial public offering in June 1998, we have acquired eight additional recreational boat dealers and two boat brokerage operations.

         Each of our acquired dealers is continuing its operations as a wholly owned operating subsidiary of our company. The following table sets forth information regarding the acquired dealers and the retail locations, or dealerships, they operate.

ACQUIRED DEALERS                               ACQUISITION DATE                        BUSINESS
----------------                               ----------------                        --------
Bassett Boat Company of Florida
  ("Bassett")                                    March 1998          Operates five retail locations in Miami, Palm
                                                                     Beach, Pompano Beach, and Stuart, Florida

Louis DelHomme Marine ("DelHomme")               March 1998          Operates six retail locations in Lewisville
                                                                     (Dallas), League City, Montgomery, and Houston,
                                                                     Texas

Gulfwind USA, Inc. ("Gulfwind USA")              March 1998          Operates two retail locations in Tampa and
                                                                     Clearwater, Florida

Gulfwind South, Inc. ("Gulfwind South")          March 1998          Operates two retail locations in Fort Myers and
                                                                     Naples, Florida

ACQUIRED DEALERS                              ACQUISITION DATE                         BUSINESS
----------------                              ----------------                         --------
Harrison's Boat Center, Inc. and Harrison's         March 1998        Operates six retail locations in Oakland, Redding,
   Marine Centers of Arizona, Inc.                                    Santa Rosa, and Sacramento, California, and Tempe,
   (together, "Harrison's")                                           Arizona

Stovall Marine, Inc. ("Stovall")                    April 1998        Operates four retail locations in Kennesaw
                                                                      (Atlanta), August, Forest Park (Atlanta), and Lake
                                                                      Lanier, Georgia

Cochran's Marine, Inc. and C & N Marine              July 1998        Operates five retail locations in Rogers, Walker,
   Corporation (together "Cochran's")                                 Oakdale, and Woodbury, Minnesota

Sea Ray of Wilmington, Inc.                          July 1998        Operates two retail locations in Wrightsville
                                                                      Beach, North Carolina and Myrtle Beach, South
                                                                      Carolina

Brevard Boat Company ("Brevard")                September 1998        Operates one retail location in Cocoa, Florida

Sea Ray of Las Vegas                            September 1998        Operates one retail location in Las Vegas, Nevada

Treasure Cove Marina, Inc.                      September 1998        Operates four retail locations in Cleveland, Port
                                                                      Clinton, and Toledo, Ohio

Woods & Oviatt, Inc.                              October 1998        Operates one boat brokerage operation
                                                                      headquartered in Ft. Lauderdale, Florida

Boating World                                    February 1999        Operates one retail location in Arlington, Texas

Merit Marine, Inc.                                  March 1999        Operates three retail locations in Somers Point,
                                                                      Ship Bottom, and Brant Beach, New Jersey

Suburban Boatworks, Inc.                            April 1999        Operates three retail locations in Brick, New
                                                                      Jersey, Bear, Delaware, and Warrington,
                                                                      Pennsylvania

Hansen Marine, Inc.                                August 1999        Operates one boat brokerage operation
                                                                      headquartered in Jacksonville, Florida

         In October 1998, we received the Hatteras Yachts dealership for the state of Florida, excluding certain portions of the Florida Panhandle, and became the U.S. distributor for Hatteras products over 74 feet.

                             STOCK INCENTIVE PROGRAM

         We are offering customers the opportunity to acquire shares of our common stock under our stock incentive program. The purpose of the program is to stimulate product sales by providing customers with additional value by acquiring a proprietary interest in our company.

Shares issuable under the program.......................     Shares of common stock

Basic structure of program..............................     Under the stock incentive program, customers that
                                                             purchase a boat from one of our dealerships may be
                                                             eligible to receive a coupon entitling the customer to
                                                             acquire shares of our common stock in a designated
                                                             dollar amount.  The coupon will be redeemable through a
                                                             stock brokerage firm selected by the program
                                                             administrator.  The stock brokerage firm will act as
                                                             our

                                                             independent agent in purchasing shares pursuant to
                                                             the stock incentive program.  Upon presentation of a
                                                             coupon by a customer, the stock brokerage firm will
                                                             purchase shares of our common stock in the open market
                                                             as soon as practicable and place the shares in the customer's account. The number of shares purchased will be based upon the designated amount of the coupon, net of applicable
                                                             commissions, and is subject to rounding. We will fund the
                                                             open market purchases by the stock brokerage firm.

Program administration..................................     Our board of directors will administer the stock
                                                             incentive program.  The program administrator will have
                                                             complete discretion to determine the designated dollar
                                                             amount of our common stock that customers will receive
                                                             in connection with a boat purchase, as well as all
                                                             other terms, conditions, restrictions, and limitations
                                                             of the coupons.

Program eligibility.....................................     The program administrator will have the exclusive
                                                             authority to determine the customers that are eligible
                                                             to participate in the program and the time periods that
                                                             the program will operate.

Program amendments and termination......................     The program administrator will have the exclusive
                                                             authority to amend, suspend, or terminate the stock
                                                             incentive program at any time and in any respect.  Once
                                                             the program is terminated, no future coupons may be
                                                             issued to customers, but coupons previously issued may
                                                             be redeemed by the holders in accordance with their
                                                             terms and the terms and conditions of the program.

Use of proceeds.........................................     The stock incentive program provides that the shares
                                                             purchased under the program will be purchased in the
                                                             open market, rather than us issuing new shares.
                                                             Therefore, we will not receive any consideration for
                                                             any shares of common stock purchased or distributed
                                                             under the stock incentive program.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
             (Dollars in thousands, except earnings per share data)



                                                                                                            TWELVE
                                                                                                            MONTHS
                                                                                                            ENDED
                                                                              NINE MONTHS ENDED           SEPTEMBER 30,
                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,                1997
                                 --------------------------------------     ----------------------        -------------
                                     1994          1995          1996          1996         1997
                                 ----------     ---------     ---------     --------     ---------
STATEMENT OF OPERATIONS DATA:
Revenue.......................   $  141,800     $ 168,111     $ 197,609     $156,611     $ 200,414       $ 239,551
Cost of sales.................      109,543       128,823       149,948      117,514       150,479         180,998
                                 ----------     ---------     ---------     --------     ---------       --------
Gross Profit..................       32,257        39,288        47,661       39,097        49,935          58,552
Selling, general, and
   administrative expenses....       24,895        31,071        38,650       25,378        30,388          44,424
Non-recurring settlement(1)...          ---           ---           ---          ---           ---           ---
                                 ----------     ---------     ---------     --------     ---------       --------
Income from operations........        7,362         8,217         9,011       13,719        19,547          14,128
Interest expense, net.........        1,058         1,414         1,823        1,453         1,806           1,951
                                 ----------     ---------     ---------     --------     ---------       --------
Income before tax provision...        6,305         6,803         7,188       12,266        17,741          12,177
Tax provision (benefit).......           31          (20)            42          661           596             (73)
                                 ----------     ---------     ---------     --------     ---------       ---------
Net income (loss).............   $    6,273     $   6,823     $   7,146     $ 11,605     $  17,146       $  12,251
                                 ==========     =========     =========     ========     =========       =========

    OTHER DATA:
    Number of stores(3).......           19            22            23           23            24             26
    Sales per store (4).......   $    6,449     $   6,572     $   7,124     $  7,027     $   8,722       $ 10,536
    Same-store sales growth
       (5)....................           12%           14%           14%           8%           28%            26%


                                                   PRO FORMA
                                                     FISCAL          NINE
                                 FISCAL YEAR          YEAR           MONTHS
                                   ENDED             ENDED           ENDED
                                 SEPTEMBER 30,     SEPTEMBER 30,    JUNE 30,
                                     1998           1998(6)           1999
                                 -------------    -------------    ----------


STATEMENT OF OPERATIONS DATA:
Revenue.......................    $  291,182      $   291,182      $  324,376
Cost of sales.................       220,364          220,364         247,311
                                  ----------      -----------      ----------
Gross Profit..................        70,818           70,818          77,065
Selling, general, and
   administrative expenses....        52,479           47,679          56,993
Non-recurring settlement(1)...        15,000           15,000             ---
                                  ----------      -----------      ----------
Income from operations........         3,339            8,139          20,072
Interest expense, net.........         2,212            2,212           1,364
                                  ----------      -----------      ----------
Income before tax provision...         1,127            5,927          18,708
Tax provision (benefit).......         1,705            2,371           7,465
                                  ----------      -----------      ----------
Net income (loss).............    $     (577)     $     3,556      $   11,243
                                  ==========      ===========      ==========
Net income (loss) per share:
  Diluted (2).................    $    (0.05)     $      0.32      $     0.76
                                  ==========      ===========      ==========
Weighted average number of shares:
  Diluted (2).................    11,027,949       11,027,949      14,873,280
                                  ==========      ===========      ==========


    OTHER DATA:
    Number of stores(3).......            41                               47
    Sales per store (4).......   $    11,269                       $    9,412
    Same-store sales growth
       (5)....................            18%                              16%


                                                                                               JUNE 30,
                                                                                                 1999
                                                                                             -------------
BALANCE SHEET DATA:
Working capital...........................................................................   $    21,162
Total assets..............................................................................       245,913
Long-term debt (including current portion)................................................         3,958
Total stockholders' equity................................................................        84,305

---------------

(1) Consists of Brunswick settlement obligation. Brunswick's dealer agreement with each of the five original acquired dealers by its terms required the dealer to obtain Brunswick's consent to any change in the ownership of the dealer. We and Brunswick disputed the applicability of the change in control provisions to our acquisition of the five original acquired dealers. In order to avoid a long, costly, and disruptive dispute, we and Brunswick entered into a settlement agreement on March 12, 1998 under which Brunswick agreed not to challenge the change in control provisions of the dealership agreements, and we agreed to pay Brunswick $15.0 million, together with accrued interest, no later than December 31, 1998. In the absence of the settlement agreement, Brunswick could have terminated the dealer agreements.

(2) Per share data is presented for the latest fiscal and interim periods only, as the per share data for the other periods are not meaningful due to changes in the historical equity structure and in the compensation paid to stockholder employees.

(3)      Includes only those stores open at period end.

(4) Includes only those stores open for the entire preceding 12- or nine-month period, respectively.

(5) New stores are included in the comparable base at the beginning of the store's thirteenth month of operations.

(6) Pro forma amounts reflect a $4.8 million ($0.26 per diluted share) reduction in selling, general, and administrative expense for contractually lowered compensation and pro forma income taxes as if all of our operating subsidiaries always operated as C corporations for income tax purposes.

                                  RISK FACTORS

         An investment in shares of common stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in or incorporated into this prospectus, in evaluating an investment in shares offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties and address, among other things, our acquisition and expansion strategy, integration of acquired companies, capital expenditures, liquidity, third-party contractual arrangements, cost-reduction efforts, and product demand. Actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth below.

WE MUST INTEGRATE THE OPERATIONS OF THE DEALERS WE RECENTLY ACQUIRED.

         MarineMax was founded in January 1998. On March 1, 1998, MarineMax acquired five independent recreational boat dealers that operated under their principal owners for an average of more than 21 years. MarineMax itself, however, conducted no operations and generated no sales or revenue until its acquisition of the five dealers on March 1, 1998. Since March 1, 1998, we have acquired nine additional recreational boat dealers and two boat brokerage operations. The acquired dealers operated independently prior to their acquisition by us. The consolidated financial results of MarineMax cover periods when MarineMax and the acquired dealers were not under common management or control and are not necessarily indicative of the results that would have been achieved if MarineMax and the acquired dealers had been operated on an integrated basis or the results that may be realized on a consolidated basis in the future.

         Our success depends, in part, on our ability to integrate the operations of the acquired dealers and other dealers we acquire in the future, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. Our senior executives operated independently in the recreational boat industry prior to our formation and have been assembled only recently as a management team. Management may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully implement our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to implement successfully our strategies or operate effectively the combined entity could have a material adverse effect on our business, financial condition, and results of operations. These effects could include lower revenue, higher cost of sales, increased selling, general, and administrative expenses, and reduced margins on a consolidated basis.

WE RELY ON BRUNSWICK AND OTHER KEY MANUFACTURERS.

         Our success depends to a significant extent on the continued popularity and reputation for quality of the boating products of our manufacturers, particularly Brunswick's Sea Ray boat lines. Approximately 88% of our new boat revenue in fiscal 1998 resulted from sales of products manufactured by Brunswick, including 84% from Brunswick's Sea Ray division. The remainder of our fiscal 1998 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for more than 10% of our revenue. Any adverse change in the financial condition, production efficiency, product development, and management and marketing capabilities of our manufacturers, particularly Brunswick's Sea Ray division given our reliance on Sea Ray, would have a substantial impact on our business.

         To ensure adequate inventory levels to support our expansion, it may be necessary for Brunswick and other manufacturers to increase production levels or allocate a greater percentage of their production to us. The interruption or discontinuance of the operations of Brunswick or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick as a product source, there can be no assurance that such alternate sources will be available at the time of any such interruption or that alternative products will be available at comparable quality and prices.

         Through our operating subsidiaries, we maintain dealer agreements with Brunswick covering Sea Ray products. The dealer agreement with each operating subsidiary has a 10-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to

         - the dealer meeting all the requirements and conditions of Sea Ray's applicable programs, and

         -        the right of Brunswick in good faith to charge lesser prices

                  -- to other dealers to meet existing competitive
                     circumstances,

                  -- for unusual and non-ordinary business circumstances, or

                  -- for limited duration promotional programs.

The agreements do not give us the exclusive right to sell Sea Ray product lines within any particular territory or restrict us from selling competing products.

         As is typical in the industry, we deal with our manufacturers, other than the Sea Ray division of Brunswick, under renewable dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change at the manufacturer's sole discretion. Any change or termination of these arrangements for any reason, including changes in competitive, regulatory, or marketing practices, could adversely affect our business, financial condition, and results of operations. In addition, the timing, structure, and amount of manufacturer sales incentives and rebates could impact the timing and profitability of our sales.

GENERAL ECONOMIC CONDITIONS, DISCRETIONARY CONSUMER SPENDING, AND CHANGES IN TAX LAWS AFFECT OUR BUSINESS.

         Our operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as recreational boats. Unfavorable local, regional, or national economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, often resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on the ability or willingness of consumers to finance boat purchases, which could also adversely affect our ability to sell our products. Local influences, such as corporate downsizing and military base closings, also could adversely affect our operations in certain markets. We may be unable to maintain our profitability during any period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, also could influence consumers' decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992 the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in the late 1980s to a low of $10.3 billion in 1992.

THE BOATING INDUSTRY HAS BEEN STAGNANT DURING RECENT YEARS.

         The recreational boating industry is cyclical and has experienced stagnant overall revenue growth over the last 10-year period. General economic conditions, consumer spending patterns, federal tax policies, and the cost and availability of fuel can impact overall boat purchases. We believe that the lack of increase in overall boat purchases has resulted from increased competition from other recreational activities, perceived hassles of boat ownership, and relatively poor customer service and education throughout the retail boat industry. Although our strategy addresses many of these industry factors and we have achieved significant growth during the period of stagnant industry growth, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future.

OUR ACQUISITION STRATEGY INVOLVES SIGNIFICANT RISKS.

         Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy will entail reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

         We may issue common or preferred stock or incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

         Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

         - the availability of suitable acquisition candidates at attractive purchase prices,

         - the ability to compete effectively for available acquisition opportunities,

         - the availability of funds or common stock with a sufficient market price to complete the acquisitions,

         - the ability to obtain any requisite manufacturer approvals, and

         - the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

         As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

WE MAY NEED MANUFACTURERS' CONSENT TO DEALER ACQUISITIONS AND MARKET EXPANSIONS.

         We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers. In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

         On April 28, 1998, we and Brunswick entered into an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by us of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of our revenue in our prior fiscal year. Any acquisitions in excess of the 20% benchmark will be at Brunswick's discretion. In the event that our sales of Sea Ray boats exceed 49% of the sales of Sea Ray boats by all Sea Ray boat dealers, including us, in any fiscal year of Brunswick, the agreement provides that we and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by us during Brunswick's next succeeding fiscal year, but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as our Sea Ray boat sales exceed the 49% benchmark.

         Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on our business, financial condition, and results of operations.

BOAT MANUFACTURERS EXERCISE SUBSTANTIAL CONTROL OVER OUR BUSINESS.

         We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership. The continuation of our dealer agreements with most manufacturers, including Brunswick, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences including the following:

         -        the termination of the dealer agreement,

         - the imposition of additional conditions in subsequent dealer agreements,

         -        limitations on boat inventory allocations,

         - reductions in reimbursement rates for warranty work performed by the dealer, or

         -        denial of approval of future acquisitions.

         Our dealer agreements with manufacturers, including Brunswick, generally do not give us the exclusive right to sell those manufacturers' products within a given geographical area. Accordingly, a manufacturer, including Brunswick, could authorize another dealer to start a new dealership in proximity to one or more of our locations, or an existing dealer could move a dealership to a location that would be directly competitive with us. These events could have a material adverse effect on us and our operations.

WE MAY HAVE SIGNIFICANT CAPITAL NEEDS.

         Our growth strategy may require us to secure significant additional capital. Our future capital requirements will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs. If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience a dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able or willing to use our common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

         Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements generally will contain financial and operational covenants and other restrictions with which we must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

         Our current credit facilities provide for borrowings of up to approximately $185 million. We are currently in the process of increasing our credit facilities to approximately $230 million We believe these credit facilities will be sufficient for our currently anticipated needs and reflect competitive terms and conditions. We have pledged certain of our assets, principally boat inventories, to secure our credit facilities. While we believe we will continue to obtain adequate financing from lenders, such financing may not be available to us.

OUR INTERNAL GROWTH AND OPERATING STRATEGIES INVOLVE RISK.

         In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in its existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

         - our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;

         - our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;

         -        our ability to hire, train, and retain qualified personnel;

         - the timely integration of new retail locations into existing operations;

         - our ability to achieve adequate market penetration at favorable operating margins without the acquisition of an existing dealer; and

         -        our financial resources.

         Our dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

         As a result of these growth strategies, we expect that management will expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, or financial resources may not be adequate to support our expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

         Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

SEASONALITY AND WEATHER CONDITIONS IMPACT OUR OPERATIONS.

         Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. During the two-year period ended September 30, 1998, the average net sales for the quarterly periods ended December 31, March 31, June 30, and September 30 represented 16%, 22%,

35%, and 27%, respectively, of our average annual net sales. With the exception of Florida, we generally realize significantly lower sales in the quarterly period ending December 31 with boat sales generally improving in January with the onset of the public boat and recreation shows. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

         Weather conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, and excessive rain may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and our future geographic expansion will reduce the overall impact on us of adverse weather conditions in any one market area, weather conditions will continue to represent potential material adverse risks to us and our future operating performance. As a result of the foregoing and other factors, our operating results in some future quarters could be below the expectations of stock market analysts and investors.

WE FACE INTENSE COMPETITION.

         We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth, such as currently exists.

         We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

WE DEPEND ON INCOME FROM FINANCING, INSURANCE, AND EXTENDED SERVICE CONTRACTS.

         A portion of our income results from referral fees derived from the placement of various F&I products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 1998, F&I products accounted for approximately 2.3% of our revenue.

         The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees.

         The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our business, financial condition, and results of operations.

WE DEPEND ON KEY PERSONNEL.

         Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have a five-year employment agreement with each of our executive officers, we cannot assure that these individuals will remain with us throughout the term of the agreements, or thereafter. As a result of our decentralized operating strategy, we also rely on the management teams of our operating subsidiaries. In addition, we likely will depend on the senior management of any significant dealers we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

WE FACE PRODUCT AND SERVICE LIABILITY RISKS.

         The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products. Manufacturers of the products sold by us generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could adversely affect our business, financial condition, and results of operations as well as our business reputation with potential customers.

ENVIRONMENTAL AND OTHER REGULATORY ISSUES MAY IMPACT OUR OPERATIONS.

         Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

         Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or the EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil. The EPA recently promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business, financial condition, and results of operations.

         Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

         Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

         We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or Superfund, imposes joint, strict, and several liability on (i) owners or operators of facilities at, from, or to which a release of hazardous substances has occurred; (ii) parties who generated hazardous substances that were released at such facilities; and (iii) parties who transported or arranged for the transportation of hazardous substances to such facilities. A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

         Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and "Superfund" coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

         One of the properties we own was historically used as a gasoline service station. Remedial action with respect to prior historical site activities on this property has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although our property has not been identified as a contributor to the contamination in the area.

         Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

FUEL PRICES AND SUPPLY MAY AFFECT OUR BUSINESS.

         All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale, of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future.

WE MUST AMORTIZE INTANGIBLE ASSETS.

         We are required to amortize the goodwill from acquisitions accounted for as purchases over a period of time, with the amount amortized in a particular period constituting an expense that reduces our net income for that period. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the net assets acquired and the amount of such purchase price allocated to such net assets for purposes of our balance sheet. A reduction in net income resulting from the amortization of goodwill may have an adverse impact upon the market price of our common stock. As of June 30, 1999, our acquisitions that have been accounted for as purchases have resulted in goodwill of approximately $35.4 million, which we are amortizing over a period of 40 years.

CONFLICTS EXIST RELATING TO TRANSACTIONS WITH AFFILIATES.

         We have various arrangements that may involve conflicts of interest. We lease two retail locations from an irrevocable trust of which relatives of Louis
R. DelHomme Jr., a principal stockholder of our company, are the beneficiaries; a retail location from David H. Pretasky, an executive officer and principal stockholder of our company; and four retail locations from partnerships in which Paul Graham Stovall, a director, executive officer, and principal stockholder of our company, is an owner. These arrangements were not negotiated on an arms'-length basis. The interests of directors or officers of our company or holders of more than 5% of our common stock, in their individual capacities or capacities with related third-party entities, may conflict with the interests of these persons in their capacities with our company.

DIRECTORS, OFFICERS, AND CERTAIN OTHER STOCKHOLDERS OWN A SIGNIFICANT PORTION OF OUR STOCK.

         Our directors and executive officers and persons associated with them own beneficially a total of approximately 38% of the issued and outstanding shares of our common stock, exclusive of options to acquire 337,672 additional shares of our common stock. As a result of this ownership, these persons will have the power effectively to control our company, including the election of directors, the determination of matters requiring stockholder approval, and other matters pertaining to corporate governance. This concentration of ownership also may have the effect of delaying or preventing a change in control of our company.

         We, Brunswick, and various of our senior executive officers are parties to a stockholders' agreement, and we and Brunswick are parties to a governance agreement, each dated April 28, 1998. Subject to certain limitations, the stockholders' agreement provides various rights of first refusal on the sale of shares of common stock by the parties to the agreement, particularly in the event that Brunswick does not own its targeted investment percentage of 19% of our common stock at the time of the proposed sale or in the event the proposed sale is to a competitor of Brunswick. The governance agreement provides for various terms and conditions concerning Brunswick's participation in the corporate governance of our company. Among other provisions and subject to certain conditions, the governance agreement requires Brunswick and our senior executives to vote their common stock for nominees of the board of directors in the election of directors and to vote their common stock in favor of all proposals and recommendations approved by our board of directors and submitted to a vote of our stockholders.

         As a result, the stockholders' agreement and the governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of our company.

OUR STOCK PRICE MAY BE VOLATILE.

         The market price of our common stock could be subject to wide fluctuations as a result of many factors. Factors that could affect the trading price include the following:

         -        variations in operating results,

         - the level and success of our acquisition program and new store openings,

         -        variations in same-store sales,

         -        the success of dealership integration,

         -        relationships with manufacturers,

         -        changes in earnings estimates published by analysts,

         -        general economic, political, and market conditions,

         -        seasonality and weather conditions,

         -        governmental policies and regulations,

         - the performance of the recreational boat industry in general, and

         -        factors relating to suppliers and competitors.

         In addition, the relatively few shares held by the public, market demand for small- and mid-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in market price of our common stock. The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

STOCKHOLDERS MAY INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

         The issuance of additional common stock in the future, including shares that we may issue pursuant to option grants and future acquisitions, may result in dilution in the net tangible book value per share of our common stock. Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock.

A SUBSTANTIAL NUMBER OF SHARES ARE ELIGIBLE FOR FUTURE SALE.

         As of June 30, 1999, there were outstanding 15,237,525 shares of our common stock. Of these shares, 4,818,062 were freely tradable without restriction or further registration under the securities laws, unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company are subject to the resale limitations of Rule 144 described below. All of the 10,419,463 remaining outstanding shares of common stock were issued in connection with the acquisition of the acquired dealers and will be available for resale beginning one year after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

         We have issued options to purchase approximately 1,583,213 shares of common stock under our 1998 incentive stock plan and have reserved 500,000 shares of common stock for issuance under our 1998 employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

         We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. Pursuant to Rule 145 under the securities laws, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

WE RELY ON OUR OPERATING SUBSIDIARIES.

         We are a holding company, the principal assets of which are the shares of the capital stock of our subsidiaries, including the operating subsidiaries. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our subsidiaries to fund our obligations and meet our cash needs. Financial covenants under future loan agreements of our subsidiaries may limit our subsidiaries' ability to make sufficient dividend or other payments to permit us to fund our obligations or meet our cash needs, in whole or in part.

WE DO NOT PAY CASH DIVIDENDS.

         We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Moreover, financial covenants under certain of our credit facilities restrict our ability to pay dividends.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

         Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders' interest or might result in a premium over the market price for the shares held by the stockholders. Our restated certificate of incorporation and bylaws divide the board of directors into three classes of directors elected for staggered three-year terms. The restated certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The restated certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

         We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. The senior executives of the five original acquired dealers and Stovall were exempted from the application of Section 203.

         Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company. In addition, the stockholders' agreement and governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of our company.

WE FACE RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE.

         Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit year entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. We believe that our management information system complies with the Year 2000 requirements, and we currently do not anticipate that we will experience any material disruption to our operations as a result of the failure of our management information system to be Year 2000 compliant. Computer systems operated by third parties, however, including customers, vendors, credit card transaction processors, and financial institutions, with which our management information system interface may not continue to properly interface with our system and may not otherwise be compliant on a timely basis with Year 2000 requirements.

         We currently are developing a plan to evaluate the Year 2000 compliance status of third parties with which our system interfaces. Any failure of our management information system or the systems of third parties to timely achieve Year 2000 compliance could have a material adverse effect on our business, financial condition, and operating results.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements and information contained or incorporated in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the boating industry in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors."

                                 USE OF PROCEEDS

         The stock incentive program provides that the shares purchased under the program will be purchased in the open market, rather than us issuing new shares. Therefore, we will not receive any consideration for any shares of common stock purchased or distributed under the stock incentive program.

                             STOCK INCENTIVE PROGRAM

         We are enabling customers to acquire shares of our common stock under our stock incentive program. The purpose of the program is to stimulate product sales by providing select customers with additional value by acquiring a proprietary interest in our company. The following description of the stock incentive program constitutes the program in its entirety.

ADOPTION

         Our board of directors adopted the stock incentive program on August 11, 1999.

GENERAL PROVISIONS

Basic Structure of the Program

         Under the stock incentive program, each customer that purchases a boat from one of our dealerships may be eligible to receive a coupon entitling the customer to acquire shares of our common stock in a designated dollar amount. The coupon will be redeemable through a stock brokerage firm selected by the program administrator. Upon presentation of a coupon by a customer, the stock brokerage firm will purchase shares of our common stock in open market and place the shares in the customer's account. The number of shares purchased will be based upon the designated amount of the coupon, net of applicable commissions, and is subject to rounding. We will reimburse the stock brokerage firm for the amount of shares purchased in the open market.

Shares Issuable Under the Program

         The program covers 400,000 shares of our common stock, subject to adjustment for changes in our capital structure. Any shares subject to redemption by coupons issued under the program that expire, are forfeited, terminated, or cancelled, or any shares subject to coupons that are otherwise not redeemed, will remain available under the program.

Eligibility

         The program administrator will have the exclusive authority to determine the customers that are eligible to participate in the program and the time periods that coupons will be issued. Generally, customers that purchase a boat from one of our dealerships may be eligible to participate in the program. The program administrator may consult with any of our business managers to determine the value of coupons to be issued.

Administration of the Program

         The power to administer the program with respect to customers will be vested exclusively with our board of directors as the program administrator. Our board of directors, at any time, may appoint a committee of one or more persons who are members of the board and delegate to that committee the power to administer the program. Members of such committee will serve for such period of time as the board may determine and may be removed by the board at any time. The board, at any time, may terminate the functions of any such committee and reassume all powers and authority previously delegated to that committee. The program administrator will have the authority and discretion to select customers eligible to participate in the program, to issue coupons under the program, to establish such rules and regulations as may be deemed appropriate with respect to the administration of the program, and to make such determinations under, and issue such interpretations of, the program and any outstanding coupons as may be deemed necessary or advisable. The program administrator will not, however, revise the program more than once in any three-month period. Decisions of the program administrator will be final and binding on all parties who have an interest in the program or any coupons not redeemed.

         We or the plan administrator will not be liable for any act done in good faith or for the good faith omission to act with respect to any loss or fluctuation in the market value of our common stock after purchase of shares. We or the plan administrator will have no responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the stock incentive program, nor will we have any duties or responsibilities except such as are expressly set forth in the prospectus.

         Customers participating in the stock incentive program should recognize that neither our company nor the stock brokerage firm acting as our purchasing agent can assure any profit or protect against a loss on shares of common stock purchased or sold by customers under the stock incentive program.

Stock Dividend or Other Change in Common Stock

         The aggregate number of shares of common stock subject to the program, and the number of shares covered by coupons not redeemed, will be proportionately adjusted for any increase or decrease in the number of outstanding shares of our common stock resulting from a subdivision or consolidation of shares or any other capital adjustment or the payment of a stock dividend or any other increase or decrease in the number of shares effected without our receipt of consideration therefor in money, services, or property.

Program Amendments and Termination

         The program administrator will have the exclusive authority to amend, suspend, or terminate the program at any time and in any respect. Once the program is terminated, no future coupons may be issued, but coupons previously issued may be redeemed in accordance with the applicable terms of the coupons and the terms and conditions of the program. Coupons previously issued but not redeemed will expire on September 30, 2000. The program administrator also will have the authority to effect, at any time and from time to time, with the consent of the affected coupon holders, the cancellation of any or all coupons issued under the program by the program administrator and to issue in substitution therefore new coupons under the program covering the same or different value of shares of common stock.

No Privilege of Stock Ownership

         A holder of a coupon will have none of the rights of a stockholder with respect to the shares covered by the coupon until the holder redeems the coupon and receives the shares underlying the coupon.

Certain Tax Considerations

         Customers who redeem coupons for our common stock will not recognize gain or loss for federal income tax purposes. The customer will have an adjusted basis in the common stock of the stated amount on the coupon. The sale of the common stock by a holder will result in the recognition of gain or loss in an amount equal to the difference between the amount realized by the holder and the holder's adjusted basis of the common stock. Any such gain or loss from the sale of common stock will be a long-term or short-term capital gain or loss to the holder depending on whether the common stock had been held for more than one year.

         Customers should consult with a professional tax advisor regarding their personal tax considerations and implications as a result of participation in the stock incentive program.

                              PLAN OF DISTRIBUTION

         We are registering a total of 400,000 shares of currently outstanding common stock under this prospectus, all of which may be distributed from time to time by us to certain customers.

         We will select a stock brokerage firm that will act as our independent agent in purchasing shares pursuant to the stock incentive program. Upon presentation of a coupon from one of our customers, the stock brokerage firm will purchase our common stock in transactions as soon as practicable after presentation, which may include block transactions, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through a combination of such methods of purchase, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of purchase, at prices related to the prevailing market price, or at negotiated prices. We will fund the open market purchases by the stock brokerage firm, who will place the purchased shares, net of applicable commissions and subject to rounding, in the customer's account held by the stock brokerage firm.

         The stock brokerage firm is not an affiliate of our company, and we will not exercise any direct or indirect control or influence over the times when, or the prices at which, the stock brokerage firm will purchase the shares, the amounts to be purchased, or the manner in which the shares are purchased pursuant to the stock incentive program. Purchases by the stock brokerage firm will be made on the open market in such manner, at such time or times, at such price or prices, and on such other terms as the stock brokerage firm in its sole discretion shall determine. Accordingly, purchases under the stock incentive program will be effected by an agent that is "independent" of us, as that term is defined under the securities laws.

         The stock brokerage firm will receive a fixed commission for each share of our common stock so purchased under the stock incentive program. We will pay all administrative costs of the stock incentive program. Customers will pay all brokerage commissions or fees in connection with purchases of our common stock.

         Any stock brokerage firm or agents that participate in the distribution of common stock offered under this prospectus may be deemed to be "underwriters" within the meaning of the securities laws. Accordingly, we will be subject to the prospectus delivery requirements of the securities laws. Any commissions paid or any concessions allowed to any such persons may be deemed to be underwriting commissions under the securities laws. Brokerage commissions, if any, attributable to the purchase of the shares of common stock offered hereby will be borne by the customers.

         We will not receive any proceeds from the purchase of common stock by us as a result of customers redeeming coupons, or the subsequent distribution of any shares of common stock to our customers under the stock incentive program. We will bear all expenses in connection with the registration and sale of the common stock being offered by this prospectus.

         To comply with the securities laws of certain jurisdictions, if applicable, the purchase or distribution of shares of common stock under this prospectus will be made only through registered or licensed brokers or dealers in such jurisdictions.

         Under applicable rules and regulations under the securities laws, any person engaged in a distribution of the common stock offered under this prospectus may be limited in his or her ability to engage in market activities with respect to the common stock. Without limiting the foregoing, we will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases of our common stock that are required to satisfy our obligations under the stock incentive program, which may affect the marketability of the common stock offered hereby.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Greenberg Traurig, P.A., Phoenix, Arizona. Robert S. Kant, who represents us as our primary outside counsel, is a director of our company and beneficially owns approximately 17,000 shares of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered hereby. This prospectus does not contain all of the information and exhibits set forth in the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

         For further information with respect to MarineMax, Inc. and the common stock offered by this prospectus, we refer you to the registration statement and exhibits. Anyone may inspect a copy of the registration statement without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is also available through the Securities and Exchange Commission's Web site at the following address: http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

         - our Annual Report on Form 10-K/A for the year ended September 30, 1998, filed on July 29, 1999;

         - our Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, filed on February 16, 1999;

         - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 12, 1999;

         - our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed on August 10, 1999;

         - the description of our common stock contained in our registration statement on Form 8-A (Registration No. 1-14173) declared effective by the Securities and Exchange Commission on June 1, 1998, including any amendments or reports filed for the purpose of updating that description; and

         -        our Proxy Statement, filed on January 25, 1999.

         Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

         You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

              MarineMax, Inc.
              18167 U.S. 19 North
              Suite 499
              Clearwater, Florida 33764
              (727) 531-1700

================================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY PURCHASE OR SALE OF OUR COMMON STOCK.


                             ----------------------


                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
     Prospectus Summary ............................................      3
     Summary Consolidated Financial Data ...........................      7
     Risk Factors ..................................................      8
     Cautionary Statement Regarding
       Forward-Looking Statements ..................................     18
     Use of Proceeds ...............................................     18
     Stock Incentive Program .......................................     19
     Plan of Distribution ..........................................     20
     Legal Matters .................................................     21
     Where You Can Find More Information ...........................     21
     Incorporation of Certain Documents
       by Reference ................................................     22


                                 400,000 SHARES



                                MARINEMAX, INC.
                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------



                                     , 1999

================================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              The following table sets forth the expenses in connection with the offering described in the registration statement. All such expenses are estimates except for the Securities and Exchange Commission registration fee

              SEC registration fee......................................................      $  1,182
              Accountants' fees and expenses............................................         5,000
              Legal fees and expenses...................................................        25,000
              Printing and engraving expenses...........................................         2,500
              Miscellaneous fees........................................................         2,318
                                                                                              --------
                    Total...............................................................      $ 36,000
                                                                                              ========

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Certificate of Incorporation and Bylaws of the Registrant provide that the Registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant (an "Indemnitee").

         Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the Registrant, or serves or served any other enterprise or organization at the request of the Registrant, the Registrant shall indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

         If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney's fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

         If unsuccessful in defense of a suit brought by or in the right of the Registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

         Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant. The Registrant may also advance expenses incurred by other employees and agents of the Registrant upon such terms and conditions, if any, that the Board of Directors of the Registrant deems appropriate.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                                                         EXHIBIT
------                                                         -------

4               Specimen of Stock Certificate(l)

5               Opinion of Greenberg Traurig, P.A.

23.1            Consent of Greenberg Traurig, P.A.
                (included in Exhibit 5)

23.2            Consent of Arthur Andersen LLP

24              Power of Attorney of Directors and Executive Officers (included on the Signature Page of the
                Registration Statement)

----------

(1) Incorporated by reference to Registration Statement on the Registrant's Form S-1 (Registration 333-47873)

ITEM 17. UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act ");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on August 11, 1999.

                                          MARINEMAX, INC.

                                          By: /s/    WILLIAM H. MCGILL JR.
                                              ----------------------------
                                          William H. McGill Jr.
                                          President

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints jointly and severally, William H. McGill Jr. and Michael H. McLamb, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to sign any registration statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                       TITLE                       DATE
                     ---------                                       -----                       ----
          /s/   WILLIAM H. MCGILL JR.                Chairman of the Board,                  August 11, 1999
-------------------------------------------------      President, Chief Executive
               William H. McGill Jr.                   Officer, and Director
                                                       (Principal Executive Officer)

            /s/   MICHAEL H. MCLAMB                  Vice President, Chief Financial         August 11, 1999
-------------------------------------------------      Officer, Secretary, and Treasurer
                 Michael H. McLamb                     (Principal Financial and Accounting
                                                       Officer)

            /s/   RICHARD R. BASSETT                 Executive Vice President and            August 11, 1999
-------------------------------------------------      Director
                  Richard R. Bassett

          /s/   PAUL GRAHAM STOVALL                  Senior Vice President and               August 11, 1999
-------------------------------------------------      Director
                Paul Graham Stovall

               /s/   ROBERT S. KANT                  Director                                August 11, 1999
-------------------------------------------------
                     Robert S. Kant

                                                     Director                                August --, 1999
-------------------------------------------------
                    R. David Thomas

               /s/   STEWART TURLEY                  Director                                August 11, 1999
-------------------------------------------------
                    Stewart Turley

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                        EXHIBIT
------                                                        -------
4             Specimen of Stock Certificate(l)

5             Opinion of Greenberg Traurig, P.A.

23.1          Consent of Greenberg Traurig, P.A. (included in Exhibit 5)

23.2          Consent of Arthur Andersen LLP

24            Power of Attorney of Directors and Executive Officers (included on the Signature Page of the
              Registration Statement)

----------

(1) Incorporated by reference to Registration Statement on the Registrant's Form S-1 (Registration 333-47873).